Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-182404

Northern States Power Company
(a Wisconsin corporation)

$100,000,000 3.700% FIRST MORTGAGE BONDS, SERIES DUE OCTOBER 1, 2042

Issuer:	Northern States Power Company (a Wisconsin corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:	$100,000,000
Pricing Date:	October 2, 2012
Settlement Date:	October 10, 2012 (T+5)
Maturity Date:	October 1, 2042
Interest Payment Dates:	Each April 1 and October 1, commencing April 1, 2013
Reference Benchmark:	3.000% due May 15, 2042
Benchmark Price:	104-02+
Benchmark Yield:	2.796%
Re-offer Spread:	+95 bps
Re-offer Yield:	3.746%
Coupon:	3.700%
Issue Price to Public:	99.177%
Net Proceeds to Issuer:	$98,302,000 (before transaction expenses)
Make-Whole Call:	Prior to April 1, 2042, treasury yield +15 bps
Par Call:	On or after April 1, 2042
CUSIP/ISIN:	665789 AX1 / US665789AX16
Minimum Denominations:	$1,000
Pro Forma Ratio of Consolidated Earnings to Consolidated Fixed Charges:	Six Months Ended June 30, 2012 3.3	Year Ended December 31, 2011 3.9
Joint Book-Running Managers:	Citigroup Global Markets Inc. Mitsubishi UFJ Securities (USA), Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146 or Mitsubishi UFJ Securities (USA), Inc., toll free at 1-877-649-6848.